SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GLOBAL EARTH ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37947F104

(CUSIP Number)

Sydney A. Harland

1213 Culbreth Drive, Wilmington, North Carolina 28405

(910) 616-0077

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON Sydney A. Harland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (See Item 3, below)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,500,000 shares of the Common Stock of the Issuer
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,500,000 shares of the Common Stock of the Issuer
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000 shares of the Common Stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.21% of the Common Stock of the Issuer
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

Security and Issuer.

This statement relates to the common stock of Global Earth Energy, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1213 Culbreth Drive, Wilmington, North Carolina 28405.

Item 2.

Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Sydney A. Harland (the “Reporting Person”).  The Reporting Person’s business address is 1213 Culbreth Drive, Wilmington, North Carolina 28405.  The Issuer’s address is 1213 Culbreth Drive, Wilmington, North Carolina 28405.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Canada.

Item 3.

Source and Amount of Funds or Other Consideration.

On May 14, 2010, Sydney A. Harland, president and chief executive officer of Global Earth Energy, Inc. (the “Registrant”), was issued 23,500,000 shares by the Registrant in exchange for expenses owed by the Registrant to Mr. Harland as of August 31, 2008 in the amount of $350,435.  Mr. Harland agreed with the Registrant on August 31, 2008 to accept the shares in lieu of repayment of the expenses.  As a result, even though the shares have only been recently issued, the shares were actually earned and paid for by Mr. Harland on August 31, 2008.

Item 4.

Purpose of Transaction.

The Reporting Person acquired his interest in the Issuer solely for investment purposes.

Other than as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.

Any material change in the present capitalization or dividend policy of the Issuer;

5.

Any other material change in the Issuer’s business or corporate structure;

6.

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.

Any action similar to any of those enumerated above.

On May 21, 2010, the Reporting Person gave 23,499,996 shares of the common stock of the Issuer to the following individuals:

Name	Shares Transferred
Daniel Murphy	6,757,790
Michael Harland	6,757,790
Warwick Tranter	6,757,790
Betty-Anne Zeman	3,226,626
Total	23,499,996

All of the above described persons are non-affiliates of the Issuer.  The subject shares were transferred by the Reporting Person as a gift without the payment of any consideration by the donees, and none of the donees agreed to act in concert with respect to the Issuer or each other or to provide any additional consideration to the Issuer or to the Reporting as a result of the gift of the shares.  It was completely up to the donees to deal with their shares as they saw fit.  They had no agreement with the Reporting Person or the Issuer or each other to act in any manner whatsoever.

The gift of the shares to Messrs. Murphy and Tranter was in appreciation for the many acts of kindness and support that they have provided to the Reporting Person over the years.  The gift of the shares to the Reporting Person’s son, Michael Harland, and his daughter, Betty-Ann Zeman, was as a result of the love and affection the Reporting Person feels for his children.  None of the gifts was in repayment for any sums of money which may have been owing by the Reporting Person to any of the donees.

Betty-Anne Harland, the chairman of the Issuer and the wife of the Reporting Person, owns 13,250,000 shares of the common stock of the Issuer, constituting approximately 14 percent of the outstanding common stock of the Issuer and 1,000,000 shares the Class B preferred stock of the Issuer.  The Issuer’s Class B preferred stock has voting rights equal to 500 shares of the Issuer’s common stock for every one share of the Issuer’s preferred stock held, which equates to voting rights of 500,000,000 shares of the Issuer’s common stock, which amount exceeds the outstanding shares of the Issuer’s common stock.  As a result, Mrs. Harland is able to influence all matters requiring stockholder approval including the election of directors, merger or consolidation and the sale of all or substantially all of the assets of the Issuer.

Item 5.

Interest in Securities of the Issuer.

As of May 14, 2010, the Reporting Person may be deemed to be the beneficial owner of 23,500,000 shares of common stock of the Issuer, which constituted approximately 19.21 percent of the outstanding shares of the common stock of the Issuer.  Since May 21, 2010, the Reporting Person owns four shares of the common stock of the Issuer.  However, due to the ownership interest of the wife of the Reporting Person, Betty-Anne Harland, as discussed in Item 4 above, the Reporting Person may be deemed to have an interest in Mrs. Harland’s shares as discussed in Item 4 above.

Other than the transaction described in Item 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as stated above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010

/s/Sydeny A. Harland

SYDNEY A. HARLAND